- Execution Copy -

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is dated for reference the 24th day of May, 2007 between Clearly Canadian Beverage Corporation, a company incorporated under the laws of the Province of British Columbia with an office at 2267 West 10th Avenue, Vancouver, B.C. V6K 2J1 (the “Purchaser”), David Reingold, of 67 Gatcombe Circle, Richmond Hill, Ontario L4C 9P5 (the “David”) and Orlee Muroff, of 49 Park Hill Road, Toronto, Ontario, M6C 3N1 (“Orlee” and together with David, the “Vendors”).

WHEREAS:

A.

My Organic Baby Inc. (“MOB”), a company incorporated under the laws of the Province of Ontario, operates and carries on, directly and indirectly, the business of distributing organic baby food (the “Business”);

B.	the Vendors are collectively the legal and beneficial owners of 65 common shares in the capital of MOB, such shares being 100% of the issued and outstanding voting shares of MOB (the “MOB Shares”);

C.	the Vendors have agreed to sell and the Purchaser has agreed to purchase the MOB Shares on the terms and subject to the conditions set forth herein; and

D.

following completion of the purchase and sale of the MOB Shares and the redemption by MOB of the Class A Shares (as hereinafter defined) on the date hereof, the Purchaser will be the sole shareholder of MOB.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties agree as follows:

1.	INTERPRETATION

1.1 Definitions: In this Agreement and in any schedules and amendments, the following terms will have the meanings set forth below unless the context otherwise requires:

(a)	“Agreement” means this Agreement including the Schedules attached as the same may be amended or supplemented from time to time;

(b)

“Assets” means the rights, interests and assets of MOB, tangible and intangible and wherever located, which comprise the Business. Such rights, interests and assets will include, but are not limited to:

(i)

all machinery, equipment, furniture, trade fixtures, computers, software, databases, inventory of raw materials, supplies, work in process and finished goods, trademarks, trade names, copyrights, and all other intellectual and proprietary property owned by MOB and used in connection with the operation of the Business;

(ii)	all rights under all contracts to which MOB is a party;

(iii)	all prepaid items of MOB;

(iv)	all transferable licenses and permits of MOB;

(v)	all accounts receivable, loans receivable (and liens in the collateral therefore), and all other current assets of MOB;

(vi)	all books, records, files and databases of MOB;

(vii)	all rights of MOB under express or implied warranties from the suppliers of MOB with respect to the Assets, to the extent assignable;

(viii)	all of MOB’ claims, causes of action, choices in action, rights of recovery and rights of set-off of any kind arising out of the operation of the Business;

(ix)	all of MOB’ right to receive mail and other communications, including, without limitation, all telephone and facsimile numbers and electronic mail addresses of MOB;

(x)	all certifications and approvals, if any, from all certifying agencies issued to MOB and all of MOB’ right to all data and records held by certifying agencies;

(xi)	the Intangible Assets;

(xii)	all goodwill of MOB as a going concern; and

(xiii)	all other properties, tangible and intangible, not otherwise referred to above which are owned by MOB or in which they have any interest and which are used in the conduct of the Business;

but does not include the Excluded Liabilities;

(c)	“Assumed Liabilities” means those debts and liabilities of MOB that are not Excluded Liabilities and which are described in Schedule R hereto;

(d)	“Bank” means Royal Bank of Canada;

(e)	“Bank Debt” means the indebtedness as of the Closing Date of MOB to the Bank pursuant to the credit facilities described in Schedule J attached hereto;

(f)	“Books and Records” means all files, ledgers, correspondence, lists, manuals, reports, texts, notes, memoranda, invoices, receipts, accounts, financial statements, financial working papers, computer discs, tapes or other means of electronic storage, and all other records or documents of any nature or kind whatsoever belonging to MOB and used in connection with the Business;

(g)	“Business Day” means any day except Saturday, Sunday or any statutory or civic holiday in the Provinces of British Columbia or Ontario;

(h)	“Charter Documents” means articles, articles of incorporation, memorandum, memorandum of association, articles of association, by-laws, or any similar document of a corporate entity;

(i)

“Claim” means any claim by the Purchaser against the Vendors, or the Vendors against the Purchaser, for any breach of representation, warranty, covenant or other agreement or obligation of the Vendors or Purchaser pursuant to this Agreement or any agreement contemplated hereby;

(j)	“Class A Shares” means the 35 issued and outstanding class A non-voting special shares in the capital of MOB which have been redeemed by MOB as of the date hereof;

(k)	“Clearly Shares” means the common shares of the Purchaser;

(l)	“Closing” means the completion of the sale and purchase of the MOB Shares as provided in this Agreement;

(m)	“Closing Date” means the date hereof or such other date as the parties may agree to in writing;

(n)	“Closing Time” means 3:00 p.m. (Pacific Standard Time)/6:00 p.m. (Eastern Standard Time), or such other time on the Closing Date as the parties may agree in writing;

(o)	“DMR” means DMR Food Corporation, an Ontario corporation wholly owned by the Purchaser;

(p)	“DMR Share Purchase Agreement” means the share purchase agreement dated for reference as of February 5, 2007 between, the DMR Vendors and the Purchaser;

(q)	“DMR Vendors” means David Reingold, Lisa Reingold and Mark Goodman, as vendors pursuant to the DMR Share Purchase Agreement;

(r)	“Encumbrances” means and includes, whether or not registered or recorded, any and all:

(i)

mortgages, assignments of rent, liens, licences, leases, charges, security interests, hypothecs, and pledges against property (whether real, personal, mixed, tangible or intangible), or conditional sales contracts or title retention agreements or equipment trusts or financing leases relating thereto, or any subordination to any right or claim of others in respect thereof;

(ii)

claims, interests and estates against or in proper (whether real, personal, mixed, tangible or intangible) including easements, rights-of-way servitudes or other similar rights in property granted to or reserved or taken by any person or any governmental body or authority;

(iii) any option, or other right to acquire, or acquire any interest in, any property; and

(iv) other encumbrances of whatsoever nature and kind against property (whether real, personal, mixed, tangible or intangible);

(s)	“Employment Agreements” has the meaning ascribed to such term in Section 7.1(i) hereof;

(t)	“Equity Purchase Agreements” has the meaning ascribed to such term in Section 7.1(d) hereof; and

(u)

“Excluded Liabilities” means all liabilities of MOB of any kind whatsoever other than: (i) the Bank Debt; (ii) in respect of the Business up to the Closing Date, trade payables, commissions payable, employee remittances of every kind whatsoever, federal, provincial, municipal, and/or state taxes of any kind whatsoever and operating credit facilities secured against receivables; and (iii) accrued taxes that are due but not yet payable;

(v)	“Insurance Policies” means those insurance policies as set forth in Schedule A;

(w)	“Intangible Assets” means those registered and unregistered names, trade names, trademarks, designs, copyrights, patents and other intellectual property rights specifically listed in Schedule B;

(x)	“Lease” means the lease and the agreement to lease under which MOB leases any real property, as listed in Schedule C attached hereto;

(y)	“LOI” means the letter of intent dated March 15, 2007 between David, on behalf of the Vendors, and the Purchaser relating to the within transaction of purchase and sale, as amended;

(z)

“Market Value” in respect of the Clearly Shares means the ten (10) day average closing price of such shares of the NASD OTC, or other public securities exchange, for the ten (10) day period immediately preceding the Closing Date;

(aa)	“Material Contracts” means those contracts described in Schedule D;

(bb)	“Non-Lock-Up Shares” has the meaning ascribed to that term in Section 2.6 hereof;

(cc)	“Other Operating and Fixed Assets” means those operating and fixed assets set forth in Schedule E;

(dd)	“Operating Entities” means any subsidiaries or affiliates of MOB;

(ee)	“Permitted Encumbrances” means the security interest in respect of the Assets granted by MOB in favour of the Bank as security for the Bank Debt;

(ff)	“Person” means an individual, a corporation, a partnership, a trust, an unincorporated organization or a government agency or instrumentality;

(gg)	“Place of Closing” means the offices of Aird & Berlis LLP, Barristers and Solicitors, in Toronto, Ontario;

(hh)	“Pledge Agreement” means the share pledge agreement to be entered into on the Closing Date between the Purchaser and Vendors in the form attached hereto as Schedule T;

(ii)

“Proportionate Interests” means, with respect to David, 80% of the payments to be made by the Purchaser to the Vendors in accordance with the provisions of Section 2.2 hereof and, with respect to Orlee, 20% of the payments to be made by the Purchaser to the Vendors in accordance with the provisions of Section 2.2 hereof;

(jj)	“Purchase Price” has the meaning ascribed thereto in Section 2.1 hereof;

(kk)	“Reingold Guarantees” means the personal guarantees made by David and by Lisa Reingold in favour of the Bank as security for the Bank Debt and all related security for such Guarantee;

(ll)

“Unaudited Financial Statements” means the unaudited financial statements of MOB relating to the Business for the year ended January 31, 2007 and for the three month period ended April 30, 2007, copies of which are incorporated as Schedule G;

(mm)	“Warrant Certificates” has the meaning ascribed to such term in Section 7.1(d) hereof;

(nn)	“Warrants” has the meaning ascribed to such term in Section 2.2(d) hereof.

1.2 Schedules: The following are the schedules delivered concurrently with, and incorporated in, this Agreement:

Schedule	Description
A	List of Insurance Policies

Schedule	Description
B	List of Intangible Assets
C	Lease
D	List of Material Contracts
E	List of Other Operating and Fixed Assets
F	Intentionally Deleted
G	Unaudited Financial Statements
H	List of 5 Largest Customers
I	List of 5 Largest Suppliers
J	List of Bank Facilities
K	Intentionally Deleted
L	Employment and Consulting Arrangements
M	Employee Benefits
N	List of Material Contracts
O	List of Required Consents
P	Forms of Equity Purchase Agreement and Warrant Certificate
Q	Form of Employment/Non-Compete Agreement
R	List of Assumed Liabilities
S	Arbitration Agreement
T	Form of Pledge Agreement
U	Dividends, Distributions, Redemptions
V	Inventory Exceptions

1.3 Division, Headings, Index: The division of this Agreement into sections, subsections and paragraphs and the insertion of headings and any index provided are for convenience of reference only and will not affect the construction or interpretation of this Agreement.

1.4 Gender and Number: Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include both genders.

1.5 Best Knowledge. Any reference herein to “the best of the knowledge” of the Vendors will be deemed to mean the actual knowledge of David.

1.6 Currency: All dollar amounts referred to in this Agreement are stated in lawful money of Canada, unless otherwise expressly stated.

2.	PURCHASE AND PURCHASE PRICE

2.1 Purchase: On the Closing Date and subject to the terms and conditions contained in this Agreement, the Vendors will sell, assign and transfer the MOB Shares, free from any and all Encumbrances, and the Purchaser will purchase the MOB Shares, free from any and all Encumbrances, for a price (the “Purchase Price”) equal to the aggregate value of the payments to be made to the Vendors pursuant to S.2.2 (and, if applicable, s.2.3) plus the value of the Non-Lock-Up Shares to be issued to the Vendors in accordance with the provisions of Section 2.6 hereof.

2.2 Payment of Purchase Price: The Purchase Price will be paid and satisfied by the Purchaser to the Vendors at the Closing Time as follows:

(a)

delivery by the Purchaser to the Vendors of a certified cheque, bank draft or other source of immediately available funds payable to Aird & Berlis LLP, in trust, in the amount of $400,000 (the “First Payment”);

(b)

the issuance by the Purchaser to the Vendors, in proportion to their respective Proportionate Interests, of such number of Clearly Shares as have a Market Value equal to $300,000 (the “Second Payment”), provided, however, that the Vendors covenant and agree with the Purchaser that neither of them shall sell or otherwise dispose of such shares prior to the date which is 10 months following the Closing Date (such date being March 24, 2008), except in accordance with the provisions of Article 11 hereof;

(c)

the issuance by the Purchaser to the Vendors, in proportion to their respective Proportionate Interests, of such number of Clearly Shares as have a Market Value equal to $300,000 (the “Third Payment”), provided, however, that the Vendors covenant and agree with the Purchaser that neither of them shall sell or otherwise dispose of such shares prior to the date which is 22 months following the Closing Date (such date being March 24, 2009 ), except in accordance with the provisions of Article 11 hereof; and

(d)

the issuance by the Purchaser to the Vendors, in proportion to their respective Proportionate Interests, of warrants (the “Warrants”), vesting immediately and expiring in 3 years, that will give the Vendors the right (but not the obligation) to purchase an aggregate of 3,750,000 Clearly Shares at a purchase price of $4.00 USD per share.

2.3	Conditional Payment:

(a)

In the event that the Vendors have not received, by no later than the date which is 13 months following Closing Date (the “First Benchmark Date”), an amount equal to the Second Payment, through the sale of all of the Clearly Shares (the “Second Payment Shares”) issued by the Purchaser to the Vendors in accordance with the provisions of Section 2.2(b) hereof, net of sales commissions and other costs of disposition (the “Second Payment Share Sale Proceeds”), the Vendors will have the right to demand that Purchaser make a payment to the

Vendors, within 15 business days of Purchaser receiving written notice from the Vendors of demand for such payment, by certified cheque, bank draft or other source of immediately available funds, an amount equal to the difference obtained by subtracting the Second Payment Share Sale Proceeds from the Second Payment (the “Second Payment Shortfall”). The Vendors will forfeit their right to receive the Second Payment Shortfall if the Vendors have not sold all of the Second Payment Shares prior to the First Benchmark Date.

(b)

In the event that the Vendors have not received, by no later than the date which is 25 months following the Closing Date (the “Second Benchmark Date”), an amount equal to the Third Payment, through the sale of all of the Clearly Shares (the “Third Payment Shares”) issued by the Purchaser to the Vendors in accordance with the provisions of Section 2.2(c) hereof, net of sales commissions and other costs of disposition (the “Third Payment Share Sale Proceeds”), the Vendors will have the right to demand that Purchaser make a payment to the Vendors, within 15 business days of Purchaser receiving written notice from the Vendors of demand for such payment by certified cheque, bank draft or other source of immediately available funds, an amount equal to the difference obtained by subtracting the Third Payment Share Sale Proceeds from the Third Payment (the “Third Payment Shortfall”). The Vendors will forfeit their right to receive the Third Payment Shortfall if the Vendors have not sold all of the Third Payment Shares prior to the Second Benchmark Date.

(c)

In the event that the Vendors have not received, by no later than the First Benchmark Date, a net amount of $3,750,000 through the purchase and sale of all, or any, of the Clearly Shares issuable upon exercise of the Warrants (the “Warrant Proceeds”), the Vendors will have the right, within 10 days of the First Benchmark Date, to demand that Purchaser pay the Vendors any positive amount (the “Fourth Payment”) which equals $3,750,000 less the Warrant Proceeds, if any. Subject to the provisions of section 9.5 hereof, one half of the Fourth Payment will be paid by the Purchaser to the Vendors by certified cheque, bank draft or other source of immediately available funds, within 10 business days of Purchaser receiving written notice from the Vendors of demand for the Fourth Payment. The balance of the Fourth Payment will be paid by Purchaser to the Vendors by certified cheque, bank draft or other source of immediately available funds, on the date which is 18 months following the Closing Date. Upon receipt of the first installment of the Fourth Payment as aforesaid, the Vendors will return for cancellation, any Warrants not yet exercised by the Vendors. In the event that the Vendors do not notify Purchaser in writing of demand for the Fourth Payment within 20 days of the First Benchmark Date, the Vendors will forfeit any further right to demand payment of the Fourth Payment.

2.4 Escrow Provisions: The Purchaser covenants and agrees that it will deposit into escrow such portion of the proceeds received by it, prior to the First Benchmark Date, from the exercise of the Warrants, from the exercise of the warrants issued to the DMR Vendors, pursuant to the DMR Share Purchase Agreement and any other warrants or options to purchase securities of the Purchaser, as is necessary to satisfy the Purchaser’s payment obligations to the Vendors pursuant to this Article 2, and that the Purchaser will hold any and all such proceeds in escrow pending payment by the Purchaser to the Vendors of all such amounts due to the Vendors in accordance with the provisions of this Article 2. The provisions of this Section 2.4 are additive to the rights and obligations of the parties pursuant to the DMR Share Purchase Agreement and nothing contained herein shall be construed in such a manner as to derogate from the rights and obligations of the parties therein provided.

2.5 Security for Payment. As security for the payment obligations of the Purchaser to the Vendors pursuant to this Article 2, at the Closing Time, the Purchaser shall execute and deliver to the Vendors, and shall perform its obligations under, the Pledge Agreement.

2.6 Non-Lock-Up Shares. As additional consideration for the sale of the MOB Shares to the Purchaser hereunder, the Purchaser shall issue to the Vendors, in proportion to their respective Proportionate Interests, at the Closing Time, 215,000 Clearly Shares (the ﾓNon-Lock-Up Sharesﾔ).

3.	REPRESENTATIONS AND WARRANTIES OF THE VENDORS

The Vendors represent and warrant to the Purchaser as follows and acknowledge that the Purchaser is relying upon such representations and warranties in connection with the purchase of the MOB Shares:

3.1	Assets:

	(a)	Ownership: MOB has good and marketable title to all of the Assets free and clear of all Encumbrances other than the Permitted Encumbrances;

(b)

Authority: Each of the Vendors has the legal capacity, power and authority to enter into this Agreement and to transfer the legal and beneficial title and ownership of the MOB Shares to the Purchaser free of Encumbrances;

	(c)	Leased Equipment: MOB does not lease any equipment or other assets comprising the Assets;

(d)

Condition of Assets: All fixed assets and equipment owned or used by MOB in the conduct of the Business, all of which is listed in either Schedules E or F, have been properly maintained and, other than normal wear and tear, are in good working order and contain no defects which could adversely affect the operation of the Business to any material degree;

(e)

Rights to Assets: No present or former director, officer, shareholder or partner of MOB or any person not dealing at armﾒs length with any of the foregoing owns directly or indirectly or has any agreement, option or commitment to acquire or lease, any property, asset, right or license used by MOB in carrying on the Business;

	(f)	Intangible Assets: The list of the Intangible Assets set out in Schedule B accurately reflects all registered and unregistered names, trade names, trademarks,

designs, copyrights, patents and similar intellectual property rights, specifically including, but not limited to the trade names and any proprietary software used in connection with the Business and/or owned or held by MOB on the date hereof, free of Encumbrances; and

(g)

Other Operating and Fixed Assets: The list of the Other Operating and Fixed Assets set out in Schedule E accurately reflects all operating and fixed assets owned or held by MOB having an original capital cost of $500 or more which are not disclosed elsewhere in this Agreement. Except for sales and purchases in the ordinary course of business since April 30, 2007, MOB owns such assets on the date hereof, free of Encumbrances.

3.2	Business Operations:

(a)

Operating Authorities: To the best of the knowledge of the Vendors, MOB has acquired, and currently holds, all permits, licenses, consents, authorizations, approvals, privileges, waivers, exemptions, orders, certificates, rulings, agreements and other concessions granted by or entered into with any governmental or regulatory authority required in connection with the Assets or the Business, that are material to the Assets or the Business and all of the foregoing are in good standing and are being complied with in all material respects. Neither MOB or the Business is required to obtain, from any governmental or regulatory authority, or any other entity, any licences, permits, consents, approvals, certificates or registrations in connection with the change of ownership of the MOB Shares and the transactions as contemplated herein;

(b)

Compliance with Laws: To the best of the knowledge of the Vendors, MOB is operating and using the Assets and is conducting the Business in compliance with all applicable laws and regulations of each jurisdiction in which the Assets are located or in which it conducts the Business;

	(c)	Operating Entities: MOB has no Operating Entities;

	(d)	Owner’s Criminal Records: Neither of the Vendors has a criminal record; and

(e)

Jurisdictions in which Business is Carried On: MOB does not carry on the Business or own or lease any assets in any jurisdiction other than in the Province of Ontario which would require registration or licensing in such jurisdiction.

3.3	Customers and Suppliers:

(a)

Customers: The list of accounts described in Schedule H accurately represents the 5 largest customers of the Business, by sales volume, and the sales volume for each such customer, for the 12 month period immediately preceding the date hereof.

	(b)	Suppliers: The list of accounts described in Schedule I accurately represents the 5 largest suppliers of the Business, by expense volume, and the expense volume of each such supplier, for the 12 month period immediately preceding the date hereof.

3.4	Financial:

(a)

Unaudited Financial Statements: The Unaudited Financial Statements present fairly in all material respects the financial position of the Business as at the date of the said statements and the results of MOB’s operation of the Business for the applicable period then ended in accordance with accounting principles used by MOB consistently applied.

(b)

No Material Change: Since April 30, 2007 and up to the Closing Time there has been no material adverse change in the nature or condition of the Assets or the Business, financial or otherwise, except changes occurring in the ordinary course of its business, nor has there been any development or threatened or probable development of which MOB is aware which materially and adversely affects the Assets or the Business. The Business has been carried on in the ordinary course as it had previously been carried on. In addition, save as disclosed in Schedule U attached hereto, since April 30, 2007 and up to the Closing Time, MOB has not:

(i)	issued any shares or other securities;

(ii)

incurred any liability or obligation (absolute or contingent) save current liabilities incurred in the ordinary course of business which as to their nature and amount are not inconsistent with the Business as carried on;

(iii)

discharged or satisfied any Encumbrance or paid any obligation or liability (absolute or contingent) except for current liabilities incurred in the ordinary course of business and except for regularly scheduled payments of term debt and lease payments;

(iv)

declared, paid, authorized or made any dividend, payment or distribution of any kind or nature to its shareholders or redeemed or purchased or otherwise acquired any of its capital stock or agreed to do so;

(v)	subjected any of the Assets to any Encumbrances;

(vi)	sold or transferred any of the Assets or cancelled or released any debts or claims, except, in each case, in the ordinary course of business;

(vii)	waived any rights of material value;

(viii)	entered into any transaction or into any contracts or agreements or modifications or cancellations thereof, other than in the ordinary course of business;

(ix)	made or authorized any payment to officers, directors or employees in their capacity as such except in the ordinary course of business and at rates of salary, bonus or other remuneration consistent with remuneration of previous years;

		(x)	used any funds other than in the ordinary course of business as theretofore carried on; and

		(xi)	made any capital expenditures greater than $5,000 or entered into any lease with a capitalized value greater than $5,000;

(c)

Books and Records: The Books and Records fairly and correctly set out and disclose in all material respects the financial position of the Business and all material financial transactions of the Business have been accurately recorded in the Books and Records;

(d)

Liabilities: Since April 30, 2007 and up to the Closing Time, there has been no material adverse change in the debts or liabilities (whether accrued, contingent, absolute or otherwise and whether or not determined or determinable) of MOB or the Business;

(e)

Excluded Liabilities: At the Closing Time, MOB will not have any debts or liabilities (whether accrued, contingent, absolute or otherwise and whether or not determined or determinable), including liabilities which arise hereafter based on events which have occurred up to the date hereof, other than the Assumed Liabilities described in Schedule R;

	(f)	Receivables: All receivables recorded on the books of the Business are due and payable and no right of set-off or counterclaim exists with respect to those accounts;

	(g)	Accountants: MOB has not had any material disagreement or dispute with their auditors or accountants over the accounting or tax treatment of the financial information of the Business; and

(h)

Shareholder and Related Party Loans: Except as noted in Schedule R, at the Closing Time, MOB will not be indebted, directly or indirectly, to the Vendors or any present or former director, officer, shareholder, partner or employee of MOB or any person not dealing at arms length with any of the foregoing and none of such persons is indebted to MOB, including but not limited to those debts described in Schedule R, except for matters arising out of normal relations between employee and employer or the business and its suppliers.

3.5	Banking:

(a)

Loans and Credit Facilities: Other than the Bank Debt and except as otherwise disclosed in the Unaudited Financial Statements, MOB has not entered into, or otherwise arranged for, any loans, operating lines of credit or other credit facilities (including interest rate or currency swaps, hedging contracts, forward loan or rate agreements or other financial instruments), and does not have outstanding any bonds, debentures, mortgages, notes or other similar indebtedness and MOB is not obligated to create or issue any bonds, debentures, mortgages, notes or other similar indebtedness;

(b)

Bank Facilities: Schedule J contains a complete and accurate listing showing the name of each bank, trust company or similar financial institution in which MOB has an account, safety deposit box or other banking facility, including the names of all persons authorized to transact business in respect of such accounts;

(c)

Guarantees/Indemnities: MOB has not guaranteed or indemnified, or agreed to guarantee or indemnify, or agreed to any other like commitment, in respect of any debt, liability or other obligation of any person.

3.6	Insurance:

(a)

List of Policies: Schedule A contains a complete and accurate listing of all insurance policies of MOB relating to the Assets and the Business including all property damage, general liability, motor vehicle, director and officer liability and life policies on which MOB has paid premiums from time to time;

(b)

Good Standing: Each of the insurance policies listed in Schedule K is in good standing, all premiums required to be paid by MOB have been properly paid, there have been no misrepresentations or failures to disclose material facts, and there has been no refusal to renew any of the policies and the Vendors have no knowledge of any facts which might render any of the policies invalid, unenforceable or non-renewable; and

(c)

Outstanding Claims: No threatened or actual claims against any of the policies described in Schedule A have been made in the last 3 years, except as otherwise noted in Schedule A. MOB has given notice of or has otherwise presented in a timely fashion every claim under each such insurance policy.

3.7	Tax Matters:

(a)

Filings: MOB has duly and timely filed all returns, elections and designations required to be filed by it with any taxation authority or if not filed on a timely basis, all fees, penalties, interest and other amounts payable as a result thereof have been paid or provided for. If any such returns, elections and designations have been filed by MOB, none of them contains any material misstatement or omits any material statements that should have been included therein, and any schedules or statements accompanying any such returns, elections or designations is true, correct and complete in all material respects;

(b)

Payment: MOB has paid in full, or provided for, all amounts (including but not limited to sales, capital, use and consumption taxes and taxes measured on income and all instalments of taxes) owing to all federal, provincial and municipal taxation authorities due and payable by it up to the date of this Agreement;

(c)

Extensions: There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time with respect to the filing of any return, election or designation by, or any payment of any amount by or governmental charge against MOB nor with respect to the issuance of any assessment or reassessment;

(d)

Adverse Proceedings: There are no actions, suits, proceedings, investigations or claims by any governmental authority pending or threatened against MOB relating to taxes, governmental charges or assessments. There are also no matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted or to be asserted by such authority;

(e)

Deductions/Remittances: MOB has withheld and remitted all amounts required to be withheld by it including without limitation, income tax, CPP contributions and Employment Insurance premiums and has paid such amounts including any penalties or interest due to the appropriate authority on a timely basis and in the form required under the appropriate legislation;

	(f)	Acquisitions: MOB has not acquired property from, or disposed of property to, any person, firm or corporation with whom MOB does not deal at arm’s length since April 30, 2007; and

(g)

Other Jurisdictions: MOB has not filed or is not currently required to file any returns, elections or designations with any taxation authority located in any jurisdiction other than the Province of Ontario.

3.8	Employee Matters:

(a)

List of Employees and Consultants: The list of employees and consultants set out in Schedule L is a comprehensive list of the employees, consultants and commissioned sales people of the Business as at the Closing Date and includes an accurate description of the compensation and/or commission structure, position, length of employment or engagement and job classification;

(b)

Employment and Consulting Contracts: Except as set forth in Schedule L, MOB is not a party to any oral or written consulting contract, management contract, labour services contract or similar agreement for the services of a particular individual and none of the employees of the Business are employed on other than an indefinite hiring basis terminable on reasonable notice according to law without further liability to the Business;

(c)

Benefit Plans: Schedule M contains a complete and accurate listing of all benefit, bonus, profit-sharing, retirement income, termination or severance, dental, medical, disability, health or other plan, program, policy or other arrangement in place for the benefit or advantage of the salaried employees of the Business as at the Closing Date and there have been no material variations to this list since that date other than in the ordinary course of business. All contributions required to be made by MOB to such plans have been properly made and all retirement plans are fully funded, and all returns and other documents have been filed and all amounts owing to any governmental or other regulatory authority relating to such plans, programs, policies or arrangements have been paid;

(d)

Worker’s Compensation: MOB has paid in full all amounts owing by it under the Workers’ Compensation Act (Ontario). No claims have been made against MOB pursuant to the Workers’ Compensation Act (Ontario);

	(e)	Pension Plans: MOB does not have nor has it ever had a pension plan for any of its employees; and

(f)

Employer Associations: MOB is not a member of any employer, management, industry or other trade or business association under which the Business is obligated to contribute to any employee or contractor employee benefit fund, including any pension plans, health benefit plans or other similar employee entitlements.

3.9	Litigation and Claims:

(a)

Adverse Proceedings: Except as set forth in Schedule S hereto, there are no outstanding actions, claims, demands, lawsuits, prosecutions or governmental investigations by or against MOB and the Business and there is no other adverse proceeding which is pending or threatened by, against, or relating to MOB, the Assets or the Business. The Vendors are not aware of any basis for any other action, claim, demand, lawsuit, investigation or other adverse proceeding which, if pursued would have a significant likelihood of having a material adverse effect on any of the Assets or the Business;

(b)

Compliance Directives: There are no outstanding compliance directives or work orders of relating to the Assets or the Business, from any police, fire department, sanitation or health authorities, environmental agencies, or from any other federal, state or municipal authority, department or agency, nor does MOB have notice that there are any matters under formal consideration by any such authorities relating to any of the Assets or the Business;

(c)

Notice of Default/Claims: Except as expressly disclosed in this Agreement, MOB has not received any notice of any default, violation or termination of any of the Material Contracts, Lease or other contracts entered into by MOB which will, or is likely to, result in such a default, violation or termination;

	(d)	No Seizure: There is no appropriation, expropriation or seizure of any of the Assets that is pending or which has been threatened against MOB; and

(e)

Trademark and Patent Infringement: The conduct of the Business by MOB does not infringe upon any patent, trademark or other proprietary right, domestic or foreign, of any person in respect of which there is any significant likelihood that it would have a material adverse effect on the Assets or the Business.

3.10	Contracts and Commitments:

(a)

Material Contracts: Other than the Lease, Schedule D contains a complete and accurate listing of all material contracts, agreements, leases, commitments, instruments or other dealings to which MOB is a party, by which MOB is bound or under which MOB is entitled to any benefits. For the purposes of this Agreement a contract will be material if:

		(i)	performance of any right or obligation by any party to such contract involves a payment by either party of $1,000 or more and having a term of more than one year; or

(ii)

if an expenditure, receipt or transfer or other disposition of property with a value of greater than $1,000 may arise under such contract (other than a contract with a customer or supplier in the ordinary course of business); or

		(iii)	if such contract has been entered into out of the ordinary course of business; and

(b)

Good Standing: Except as disclosed herein, MOB is not in breach or default of any of the terms of the Material Contracts, and the Vendors are not aware of any breach or default of any of the terms of the Material Contracts by any other party thereto, and each such contract is in good standing and in full force and effect without amendment thereto. No state of facts exists, which, after notice or lapse of time or both, would constitute such a default or breach where there is any significant likelihood that such breach or default referred to in this Section 3.10(b) would have a material adverse effect on the Assets or the Business.

3.11	Contingency and Environmental Liabilities:

(a)

Compliance: The Business is in compliance in all material respects with all federal, provincial and municipal environmental laws and regulations (the “Environmental Laws”). The existing activities of the Business and the uses and activities of property now or previously owned or operated by MOB, comply and at all times have complied with all Environmental Laws. MOB has filed all environmental reports and notifications required to be filed under applicable laws and regulations;

(b)

Notice of Non-Compliance: To the best knowledge of the Vendors, MOB, or any prior owner or occupant of the property now leased or operated by MOB, has not received any notice or other communication alleging that they are not in compliance with any Environmental Laws, or alleging any liability under any Environmental Laws. MOB and the Business are not subject to, and have not been subject to, any claim, judgement, decree, order, writ, citation, fine, penalty, injunction, litigation or proceeding relating to any Environmental Laws;

	(c)	Hazardous Material: To the best knowledge the Vendors, neither MOB nor any other person or entity has engaged in or permitted any operations or activities upon, or any use or occupancy of property now or previously owned or operated by MOB, resulting in the storage, emission, release, discharge or disposal of any hazardous materials on, in, under or from any property used for or by the Business; and

(d)

No Expenditures: No expenditures will be required in order for the Assets to comply with Environmental Laws in connection with the current operation and continued operation of the activities of the Business.

3.12	Corporate Status and Authority:

(a)

Corporate Status: MOB has been duly organized and is validly subsisting under the laws of the Province of Ontario and has all requisite power and capacity to own or lease the Assets and to carry on the Business. MOB is duly qualified and licensed to carry on its business in all jurisdictions in which the nature of its business or the properties and assets owned or leased by it make such qualification and licensing necessary and where the failure to be so qualified and licensed would have a material adverse effect on the Business or the Assets;

	(b)	Authorization: Each of the Vendors have full power, capacity and authority to enter into this Agreement and to perform its obligations as herein contemplated;

	(c)	Amendments to Charter: MOB has not made any amendments to its Charter Documents other than those expressly reflected in its corporate records; and

(d)

Corporate Records: The corporate records and minute books of MOB accurately reflect all material proceedings of its directors and shareholders and include complete and accurate minutes of all meetings of its directors and shareholders, copies of all resolutions passed, up-to-date and accurate shareholder and director registers, transfer registers and any other corporate registers required to be maintained by MOB. All meetings of shareholders and directors and partners were duly called and held and all resolutions, whether passed at meetings, or in writing, are valid and effectual in all cases where the matters dealt with at such meetings or in such resolutions could have a material effect on MOB.

3.13	Share Capital:

	(a)	Share Capital: The authorized and issued share capital of MOB is as follows:

Authorized:	unlimited Common Shares
unlimited Class A Shares
Issued:	65 Common Shares
Nil Class A Shares
Shareholders:

Name	Number and Class of
Shares

David Reingold	52 Common Shares
Orlee Muroff	13 Common Shares

The shares shown as constituting the issued share capital of MOB have been duly issued and are outstanding as fully paid and non-assessable shares;

	(b)	Class A Share Redemption: All of the issued and outstanding Class A Shares have been redeemed by MOB as of the date hereof, as disclosed in Schedule U attached hereto.

(c)

Rights to Acquire Securities: No person has any agreement, option, right or privilege (whether by law, pre-emptive, or contractual), or any interest capable of becoming an agreement, including convertible securities, warrants, or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any of the unissued shares of MOB.

3.14	Operations: With respect to the operations of the Business:

	(a)	except as set forth in Schedule V attached hereto, all of the inventory reflected in the Unaudited Financial Statements and included in the Assets is in good working order;

	(b)	it is possible that sales for the 2007 fiscal year will be a minimum of $4,500,000, based on the knowledge and belief of the Vendors as of the date hereof;

(c)

MOB has established a supply chain that, as of the date hereof, would be able to fill orders, in a timely manner, of a minimum of $4,500,000 for the 2007 fiscal year, subject to the general availability of the commodities necessary to manufacture MOB’s products;

(d)

a minimum of 30 MOB products have been listed for sale by Shoppers Drug Mart which, if MOB pays the required listing fees and related expenses in the aggregate amount of $150,000, Shoppers Drug Mart has represented planogram in approximately 750 stores;

	(e)	a minimum of 24 MOB products have been listed for sale by Loblaws which, if MOB pays the required listing fees, Loblaws has represented planogram in approximately 250 stores;

	(f)	no retailers who currently carry MOB products have advised the Vendors of any concerns which would give the Vendors reason to believe that the Business is not viable;

	(g)	to the best knowledge of the Vendors, all receivables reflected in the books and records of MOB as of April 30, 2007 are collectible in all material respects;

	(h)	to the best knowledge of the Vendors, all of the payables reflected on the books and records of MOB as of April 30, 2007 are, in all material respects, as set out in Schedule R;

(i)

aside from the payables listed in the unaudited financial statements of MOB for the three month period ended April 30, 2007, the list of material contracts attached hereto as Schedule D sets forth all commitments for expenditures in excess of $1,000 (excluding cost of goods sold), including expenditures in respect of salaries and marketing; and

	(j)	to the best knowledge of the Vendors, MOB products are currently sold in not less than 575 retail outlets, including approximately 200 Loblaws stores and approximately 375 Shoppers Drug Mart stores.

3.15	Effect of this Transaction:

(a)

No Adverse Implications: Except as disclosed in Schedule O with respect to certain required consents, neither the execution and delivery of this Agreement nor the completion and performance of the transactions contemplated hereby will:

(i)

give any person, government or regulatory authority, or any other entity, the right to terminate or cancel any contractual or other rights with MOB where such termination or cancellation would have a material adverse effect on the Assets or the Business;

(ii) violate any restriction of any nature applicable to MOB or relating to the disposition of the MOB Shares;

(iii)

result in the creation of any liens or encumbrances on the MOB Shares or the Assets or in the default under any agreement giving a third party security against the Assets or in the crystallization of any floating charge in a debenture as general security interest in a security agreement granted, issued or assumed by MOB where any of such events could have a material adverse effect on the Assets or the Business; nor

(iv)

violate any provision of any indenture, mortgage, lien, lease, agreement, instrument, order, arbitration award, judgment or decree to which MOB is a party or by which MOB or the Assets are bound the violation of which could have a material adverse effect on the Assets or the Business or impair the legality or enforceability of this Agreement or the transactions contemplated hereby.

(b)

Notice Procedure: MOB may, at any time up to 5:00 p.m. (EST) on the day which is two Business Days prior to the Closing Date, give notice to the Purchaser advising it of any fact which, except for this Section 3.15(b), would constitute a breach of any of the representations and warranties set out in this Article 3. Such notice will state that it is being given pursuant to this Section 3.15(b) and will set out sufficient information to enable the Purchaser to make a reasoned business judgment with respect to the choices set out herein. Upon receipt of such notice, the Purchaser may:

(i)	postpone the Closing Date;

(ii)

complete the Closing on the Closing Date, in which case this Agreement will be deemed to be amended so that the representation and warranty in respect of which the notice was given will incorporate the disclosure set out in the notice; or

(iii)	terminate this Agreement without further obligation on the part of any party to this Agreement.

4.	COVENANTS OF THE VENDORS

The Vendors covenant and agree with the Purchaser as follows and acknowledges that the Purchaser is relying upon such covenants and agreements in connection with the purchase of the MOB Shares:

4.1 Access to the Business: MOB will forthwith make available to the Purchaser and its authorized representatives and, if requested by the Purchaser, provide a copy to the Purchaser of all title documents, contracts, financial statements, minute books, share certificate books, share registers, plans, reports, licences, orders, permits, books of account, accounting records, constating documents and all other documents, information or data relating to MOB and the Business. The Vendors will afford the Purchaser and its authorized representatives every reasonable opportunity to have free and unrestricted access to the property, assets, undertaking, records and documents of MOB. At the request of the Purchaser, the Vendors will execute or cause to be executed such consents, authorizations and directions as may be necessary to permit any inspection of any property of MOB or to enable the Purchaser or its authorized representatives to obtain full access to all files and records relating to any of the assets of MOB maintained by governmental or other public authorities. At the Purchaser’s request, the Vendors will co-operate with the Purchaser in arranging any such meetings as the Purchaser should reasonably request with:

(a)	all employees and consultants of MOB;

(b)	customers, suppliers, distributors or others who have a business relationship with MOB; and

(c)	auditors/accountants, solicitors or any other persons engaged or previously engaged to provide services to MOB who have knowledge of matters relating to the Business.

In particular, without limitation, the Vendors will permit the Purchaser’s representatives or consultants to conduct such physical review of the inventory of MOB as is reasonably necessary so as to enable the confirmation of the condition of such inventory, to the reasonable satisfaction of the Purchaser. In exercising its rights hereunder the Purchaser will use its reasonable commercial efforts to avoid interfering with the Business to the extent reasonably practical and only to the extent that the exercise of such rights by the Purchaser is consistent with the Purchaser’s need to complete its due diligence review of MOB.

4.2 Delivery of Books and Records: At the Closing Time there will be delivered to the Purchaser by the Vendors all of the Books and Records and Charter Documents. The Purchaser agrees that it will preserve the Books and Records and Charter Documents so delivered to it for so long as such items may be required to enable the Vendors to defend any claim against the Vendors which could result in a Claim hereunder and at least until three years following the Closing Date. The Purchaser will permit the Vendors or their authorized representatives reasonable access thereto in connection with the affairs of the Vendors. The Purchaser will not be responsible or liable to the Vendors for or as a result of any accidental loss or destruction of or damage to any such Books or Records or Charter Documents, unless the Purchaser’s negligence caused the loss, destruction or damage.

4.3 Conduct Prior to Closing: Without in any way limiting any other obligations of the Vendors hereunder, during the period from the date hereof to the Closing Time:

(a)

Conduct Business in the Ordinary Course: The Vendors will cause MOB to conduct the Business in its ordinary and normal course and the Vendors will cause MOB to refrain from, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld), entering into any transaction or take any action that would constitute a breach of any representation, warranty, covenant or other obligation of the Vendors contained herein. In particular the Vendors will cause MOB to refrain from entering into any contract or commitment which would, if entered into prior to the date hereof, constitute a Material Contract, Equipment Leases or Lease, save with the consent of the Purchaser (such consent not to be unreasonably withheld);

(b)

Continue Insurance: The Vendors will cause MOB to continue to maintain in full force and effect all policies of insurance or renewals thereof now in effect, will take out, at the expense of the Purchaser, such additional insurance as may be reasonably requested by the Purchaser and will give all notices and present all claims under all policies of insurance in a due and timely fashion; and

(c)

Preserve Goodwill: The Vendors will use reasonable commercial efforts to preserve, and cause MOB to preserve, intact the Assets, the Business and to promote and preserve for the Purchaser the goodwill of suppliers, customers and others having business relations with MOB and the Business.

4.4 Delivery of Documents: The Vendors will deliver to the Purchaser all necessary transfers, assignments and other documentation reasonably required to transfer to the Purchaser the MOB Shares with a good and marketable title, free of Encumbrances and without any right of set-off.

4.5 Vendors’ Taxes: The Vendors will each be responsible for any federal, provincial or other taxes which may be payable by him or her in connection with the completion of the transactions contemplated in this Agreement.

5.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASER

The Purchaser represents, warrants and covenants to and with the Vendors as follows and acknowledges that the Vendors are relying upon such representations, warranties and covenants in connection with the sale of the MOB Shares:

5.1 Corporate Status and Authority: The Purchaser is a valid and subsisting corporation, duly incorporated and in good standing under the laws of the Province of British Columbia and is duly qualified to carry on its businesses as it presently carries on and is duly qualified and authorized to carry on business and is in good standing as an extra-provincial or foreign corporation in each jurisdiction in which the character of its properties or the nature of its businesses makes such qualification or authorization necessary and has all requisite power and authority to carry on its business as it is are now carried on and to own, lease and operate its properties and assets.

5.2 Authorization: The Purchaser has full corporate power, capacity and authority to enter into this Agreement on the terms and conditions hereof and all necessary corporate acts have been performed in order to authorize this Agreement.

5.3 Regulatory Approval: The Purchaser has complied and will comply fully with the requirements of all applicable corporate and securities laws in relation to the issue of the Warrants. The entering into and performance of this Agreement and the transactions contemplated herein will not result in the violation of any of the terms and provisions of the articles or incorporation or bylaws of the Purchaser, any shareholders’ or directors’ resolution or of any indenture or other agreement, written or oral, to which the Purchaser may be a party or by which the Purchaser may be bound or to which it may be subject or any judgment, decree, order, rule or regulation of any court or administrative body by which the Purchaser is bound or to the knowledge of the Purchaser, any statute or regulation applicable to the Purchaser.

5.4 Share Transfer Restrictions: No order ceasing or suspending trading in securities of the Purchaser nor prohibiting the sale of such securities has been issued to the Purchaser or its directors, officers or promoters or to any other companies that have common directors, officers or promoters and no investigations or proceedings for such purposes are pending or threatened in writing by an officer or official of a competent authority.

5.5 Issued Share Capital: As at March 31, 2007, 2007, the authorized common share capital of Clearly Shares is unlimited, of which 19,047,545 shares are issued and 19,010,245 shares are outstanding. In addition, as at March 31, 2007 the Purchaser has an obligation to issue 2,460,000 common shares of Clearly, and 480,000 Variable Multiple Voting shares in respect of a right of conversion from Class B Preferred shares owned by BG Capital Group Ltd., and has 12,455,875 warrants and stock options outstanding as of March 31, 2007 which may by the Closing Time, or thereafter, be exercised to acquire or may be converted into or exchanged for Clearly Common Shares.

5.6 Operation of Business: The Purchaser will use reasonable commercial efforts to preserve, or cause to be preserved, the Purchaser, its operating business, MOB and the Business, to maximize MOB Revenues and MOB EBITDA, and to promote and preserve, or cause to promote and observe, the goodwill of suppliers, customers and others having business relations with the Purchaser and MOB.

5.7 Financial Covenant: Until such time as all amounts payable or which may become payable by the Purchaser to the Vendors pursuant to Article 2 hereof have been paid an satisfied in full by the Purchaser, the Purchaser will not, and the Purchaser will not take any steps or permit any steps to be taken to cause the Purchaser or MOB to declare or pay any dividends or otherwise pay any amounts or make any distributions to any shareholder or affiliate of MOB.

5.8 Tax Elections:

(a)

As soon as reasonably practicable following the Closing Time, the Purchaser and the Vendors will execute such elections as may be permitted in accordance with the provisions of section 56.4(9) of the Income Tax Act (Canada), in form and substance satisfactory to the Purchaser and the Vendors, acting reasonably.

(b)

It is the intention of the parties hereto that the purchase and sale of the MOB Shares take place at fair market value. The Vendors and the Purchaser agree that in the event that any governmental taxing authority having jurisdiction shall assert by assessment, reassessment or otherwise, that the fair market value of the MOB Shares as of the date hereof is an amount different than the Purchase Price, or issues or proposes to issue assessments or reassessments of additional liability for taxes or any other subject by reason of asserting that the fair market value of the MOB Shares as of the date hereof is greater than or less than the Purchase Price, then the Purchase Price shall be increased or decreased by the difference so determined, but only to the extent that the Purchase Price so revised is accepted by the taxing authority, the Vendors and the Purchaser, or, failing such acceptance, is established by a court having jurisdiction in the matter after all rights of appeal have been exhausted or all times for appeal have expired without appeals having been taken by such taxing authority, the Vendors or the Purchaser if the matter has been brought before a court for adjudication, and otherwise shall be as asserted by the taxing authority. In the event that there is an adjustment to the Purchase Price, such adjustment shall be deemed to be made nunc pro tunc with effect as at the date hereof. Further, the Purchaser and the respective Vendors shall jointly make, execute and file with the appropriate bodies the elections required under subsection 85(1) of the Income Tax Act (Canada) and the applicable provisions of the Corporations Tax Act (Ontario) in prescribed form and within the prescribed time.

6.	SURVIVAL OF REPRESENTATIONS AND WARRANTIES

6.1 Survival of Warranties by the Vendors: The representations and warranties made by the Vendors and contained in this Agreement, or contained in any document or certificate given in order to carry out the transactions contemplated hereby, will survive the closing of the purchase of the MOB Shares provided for herein and, notwithstanding such closing or any investigation made by or on behalf of the Purchaser or any other person or any knowledge of the Purchaser or any other person, will continue in full force and effect for the benefit of the Purchaser, provided, however, that no Claim may be made or brought by the Purchaser against the Vendors after the date which is three (3) years following the Closing Date. After the expiration of the period of time referred to in this section, the Vendors will be released from all obligations and liabilities in respect of the representations and warranties made by the Vendors and contained in this Agreement or in any document or certificate given in order to carry out the transactions contemplated hereby save and except for Claims based on title to the MOB Shares or which is based on intentional misrepresentation or fraud, which may be made at any time.

6.2 Survival of Warranties by Purchaser: The representations and warranties made by the Purchaser and contained in this Agreement or contained in any document or certificate given in order to carry out the transactions contemplated hereby will survive the closing of the purchase and sale of the MOB Shares provided for herein and, notwithstanding such closing or any investigation made by or on behalf of the Vendors or any other person or any knowledge of the Vendors or any other person, will continue in full force and effect for the benefit of the Vendors.

7.	CONDITIONS OF CLOSING

7.1 Conditions of Closing in Favour of the Purchaser: The obligation of the Purchaser to complete the sale and purchase of the MOB Shares is subject to the following terms and conditions for the exclusive benefit of the Purchaser, to be fulfilled or performed at or prior to the Closing Time or waived in whole or in part by the Purchaser at its sole discretion without prejudice to any rights the Purchaser may otherwise have:

(a)

Contractual Consents: The Vendors will have delivered to the Purchaser such waivers, consents, terminations and certificates, including but not limited to those described in Schedule O, from parties having contractual relations with MOB as may be necessary including, without limitation, waivers and terminations under loan agreements and shareholder agreements to which MOB or any of the Vendors is a party;

(b)

Representations and Warranties: The representations and warranties of the Vendors contained in this Agreement will be true and correct in all material respects at the Closing Time, with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate of the Vendors dated the Closing Date to that effect will have been delivered to the Purchaser, such certificates to be in form and substance satisfactory to the Purchaser, acting reasonably;

(c)

Covenants: All of the covenants and agreements of the Vendors and all other terms of this Agreement to be complied with or performed by the Vendors at or before the Closing Time will have been complied with or performed and certificates of the Vendors dated the Closing Date to that effect will have been delivered to the Purchaser, such certificates to be in form and substance satisfactory to the Purchaser, acting reasonably;

(d)	Equity Purchase Agreement: The Vendors will each have delivered to the Purchaser a equity purchase agreement (the “Equity Purchase Agreement”)

providing for the issuance to the Vendors of the certificates (the “Warrant Certificate”) evidencing the securities issuable pursuant to Article 2 hereof, each in the form attached hereto as Schedule P;

(e)	Material Adverse Change: There will have been no material adverse changes in the condition of the Assets or the Business (financial or otherwise) from the April 30, 2007 up to the Closing Time;

(f)

No Action or Proceeding: No legal or regulatory action or proceeding will be pending or threatened by any person to enjoin, restrict or prohibit the purchase and sale of the MOB Shares contemplated hereby;

(g)	No Material Damage: No damage by fire or other hazard to the whole or any material part of the Assets will have occurred from the date hereof to the Closing Time;

(h)

No Agreements on Assets or Business: There is no fact not disclosed in this Agreement relating to the Assets or the Business which, if known to the Purchaser, might reasonably be expected to have a material adverse effect on the value of the MOB Shares;

(i)	Employment/Non-Compete Agreements: The Vendors will each have entered into an employment and non-competition agreement (the “Employment Agreements”) in the forms attached as Schedule Q;

(j)

Transfer of Purchased Shares: The Vendors will have caused all necessary steps and corporate proceedings to be taken in order to permit the MOB Shares to be duly and regularly transferred to the Purchaser;

(k)	Resignation of Officers and Directors: David will have submitted his written resignation as a director or officer of MOB to the Corporation, effective at the Closing Time;

(l)

Releases by the Vendors and Others: Each of the Vendors, Mark Goodman, Nathan Brown and Stacey Ogo will have executed and delivered to MOB and Clearly a release in a form reasonably satisfactory to the Purchaser; and

(m)

Opinion of Vendors’ Solicitors: The Purchaser will have received legal opinions of the Vendors’ solicitors, dated as of the date of Closing, respecting the transactions contemplated in this Agreement, consistent with standard agreements for the purchase and sale of businesses similar to the Business.

If any of the conditions contained in this Section 7.1 will not be performed or fulfilled at or prior to the Closing Time to the satisfaction of the Purchaser, acting reasonably, the Purchaser may, by written notice to the Vendors, terminate this Agreement and the obligations of the Purchaser under this Agreement. Any such condition may be waived in whole or in part by the Purchaser without prejudice to any claims it may have for breach of covenant, representation or warranty.

7.2 Conditions of Closing in Favour of the Vendors: The purchase and sale of the MOB Shares are subject to the following terms and conditions for the exclusive benefit of the Vendors to be fulfilled or performed at or prior to the Closing Time:

(a)

Representations and Warranties: The representations and warranties of the Purchaser contained in this Agreement will be true and correct at the Closing Time, with the same force and effect as if such representations and warranties were made at and as of such time and a certificate of the Purchaser dated the Closing Date to that effect will have been delivered to the Vendors, such certificate to be in form and substance satisfactory to the Vendors acting reasonably;

(b)

Covenants: All of the covenants and agreements of the Purchaser and all other terms of this Agreement to be complied with or performed by the Purchaser at or before the Closing Time will have been complied with or performed and certificates of the Purchaser dated the Closing Date to that effect will have been delivered to the Vendors, such certificates to be in form and substance satisfactory to the Vendors, acting reasonably;

(c)

Securities Certificates: The Purchaser shall have issued, executed and delivered to the Vendors certificates for the Clearly Shares issuable to the Vendors in accordance with the provisions of Sections 2.2(b) and (c) and Section 2.6 hereof and the Warrant Certificates;

(d)

No Action or Proceeding: No legal or regulatory action or proceeding will be pending or threatened by any person to enjoin, restrict or prohibit the purchase and sale of the MOB Shares contemplated hereby;

(e)	Employment Agreements: The Purchaser shall have executed and delivered the Employment Agreements to each of the Vendors;

(f)

Opinion of Purchaser’s Solicitors: The Vendors will have received legal opinions of the Purchaser’s solicitors, dated as of the Closing Date, respecting the transactions contemplated in this Agreement, which opinion shall address matters customary for a transaction similar to the within transactions;

(g)

Indemnification: David and Lisa Reingold shall have been indemnified by the Purchaser and MOB with respect to the Reingold Guarantees, provided that such indemnity shall be in a form reasonably satisfactory to David;

(h)	Releases by the Purchaser: The Purchaser and MOB shall have delivered to each of the Vendors, Mark Goodman, Nathan Brown and Stacey Ogo a release in a form reasonably satisfactory to David; and

(i)	Share Pledge Agreement: The Purchaser shall have entered into the Share Pledge Agreement in relation to the MOB Shares containing, among other things, a general security interest in the Assets.

If any of the conditions contained in this Section 7.2 will not be performed or fulfilled at or prior to the Closing Time to the satisfaction of the Vendors, acting reasonably, the Vendors may, by written notice to the Purchaser, terminate this Agreement and the obligations of the Vendors under this Agreement. Any such condition may be waived in whole or in part by the Vendors without prejudice to any claims they may have for breach of covenant, representation or warranty.

7.3 Parties’ Efforts: The parties will use reasonable commercial efforts to satisfy the conditions contained in this Article 7.

8.	CLOSING ARRANGEMENTS

8.1 Place of Closing: The closing will take place at the Closing Time at the Place of Closing.

8.2 Transfer: At the Closing Time, upon fulfilment of all the conditions set out in Article 7 that have not been waived in writing by the Purchaser or the Vendors, as the case may be:

(a)	the Purchaser will cause to be delivered to or to the order of the Vendors a certified cheque, bank draft or other source of immediately available funds in the aggregate amount of $400,000;

(b)	the Vendors will cause to be delivered to the Purchaser a certificate or certificates representing the MOB Shares, duly endorsed in blank for transfer; and

(c)

the Purchaser will cause to be delivered to the Vendors a certificate or certificates evidencing the MOB Shares, registered in the name of the Purchaser and duly endorsed in blank for transfer, pursuant to the Pledge Agreement.

8.3 Further Assurances: Each party to this Agreement covenants and agrees that, from time to time subsequent to the Closing Date, it will, at the request and expense of the requesting party, execute and deliver all such documents, including, without limitation, all such additional conveyances, transfers, consents and other assurances and do all such other acts and things as any other party to this Agreement, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate the sale of the MOB Shares and the Business to the Purchaser, any provision of this Agreement, any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created by this Agreement.

9.	INDEMNITY AND SET-OFF

9.1 General Indemnification by Vendors: The Vendors hereby indemnify and save harmless the Purchaser from and against any and all losses, liabilities, damages, costs, tax assessments, charges, claims, increases in insurance premiums not in the ordinary course of business, and expenses of any kind whatsoever including, without limitation, the costs of defending, cross-claiming or claiming against third parties in respect of any action, claim or matter, including solicitor’s fees, costs and disbursements at all court and administrative levels, on a solicitor and his own client basis, which at any time or from time to time may be paid, incurred or asserted against the Purchaser, as a result of any breach of representation, warranty or covenant herein contained or in any document or agreement contemplated hereby. The obligations of the Vendors set forth in this Section 9.1 will be subject to and limited by the following provisions:

(a)	No Claim will be made following the expiry of the time period set forth in Section 6.1 hereof;

(b)	The cumulative amount of all Claims which can be made against any Vendor hereunder will not exceed the amount of the Purchase Price actually paid by the Purchaser to that Vendor; and

(c)

The Purchaser will give written notice to each of the Vendors stating specifically the basis for the Claim, the amount thereof, and will tender defence thereof to the Vendors as provided in Section 9.3 below.

9.2 General Indemnification by Purchaser: The Purchaser hereby indemnifies and saves harmless the Vendors against any and all losses, liabilities, damages, costs, and expenses of any kind whatsoever, including, without limitation, the cost of defending, cross-claiming, or claiming against third parties in respect of any action, claim, or matter, including legal fees, costs, and disbursements at all court and administrative levels, on a solicitor and his own client basis, which at the time or from time to time may be paid, incurred, or asserted against either of the Vendors as a result of any breach of representation, warranty or covenant herein contained or in any document or agreement contemplated hereby. The Vendors will give written notice to the Purchaser stating specifically the basis for the Claim, the amount thereof, and will tender defence thereof to the Purchaser as provided in Section 9.3 below.

9.3 Tender of Defenses: Promptly upon receipt by any party of a notice of a Claim by a third-party which may give rise to a Claim under this Section 9.3 the party seeking indemnification (the “Indemnified Party”) will give written notice thereof to the party obligated to provide indemnification (the “Indemnifying Party”). If the Indemnifying Party gives to the “Indemnified Party” an agreement in writing, in a form reasonably satisfactory to the Indemnified Party’s counsel, to defend such Claim, the Indemnifying Party may, at its sole expense, undertake the defense against such claim and may contest or settle such claim on such terms, at such time and in such manner as the Indemnifying Party, in its sole discretion, will elect and the Indemnified Party will execute such documents and take such steps as may be reasonably necessary in the opinion of its counsel to enable it to conduct the defense of such Claim. If the Indemnifying Party fails or refuses to defend any claim hereunder, the Indemnifying Party may nevertheless, at its own expense, participate in the defense of such Claim by the Indemnified Party in any and all settlement negotiations relating thereto. In any and all events, the Indemnifying Party will have such access to the records and files of the Business relating to any Claim as may be reasonably necessary to effectively defend or participate in the defense thereof.

9.4 Right to Set-Off: The Purchaser shall have the right to set-off any liquidated amount which has been, or which may be, determined by a court of competent jurisdiction to be due and payable by the Vendors to the Purchaser against any money due and payable to the Vendors from the Purchaser under this or any other agreement between the Purchaser and the Vendors. For greater certainty, the Purchaser’s right set forth in this Section 9.4 may be exercised prior a court of competent jurisdiction making a determination as to such liquidated amount which may be due and payable by the Vendors. Unless otherwise agreed, the Purchaser shall deposit any amounts set-off hereunder in escrow pending a determination by a court of competent jurisdiction that the withheld amount was properly set-off by the Purchaser. In the event that a court of competent jurisdiction determines that the Purchaser improperly set-off any amount payable to the Vendors hereunder, then that amount shall be paid forthwith to the Vendors together with interest at the rate of 21% per annum from the date on which said amount should properly have been paid to the Vendors up to and including the date on which the payment is made as aforesaid.

9.5 Specific Indemnities: In addition to the provisions of section 9.1 hereof, the Vendors hereby agree to the following specific indemnities in favour of the Purchaser:

(a)	Subject to the following provisions of this section 9.5, the Vendors agree to indemnify and save the Purchaser harmless from and against:

(i) all reasonable costs incurred in connection with, or awards made pursuant to the Arbitration Agreement; and

(ii)

the cost, if any, of any inventory which is or becomes obsolete as a result of the matters described in Schedule V hereto to the extent that any such costs are not reasonably recoverable in cash or in kind from Toll Packaging Group.

(b)

In the event that an award is made by an arbitrator pursuant to the Arbitration Agreement, or in the event that a settlement is reached between the parties with respect to the matters to which the Arbitration Agreement pertains, and such award or settlement is not paid and satisfied in full by the date on which the first half of the Fourth Payment becomes due and payable to the Vendors in accordance with the provisions of section 2.3(c) hereof, the Purchaser shall be entitled to holdback from such payment an amount equal to the total amount payable to Nathan Brown and/or Nathan Brown Holdings Ltd. pursuant to such award or settlement (but excluding any amounts which are identified by an arbitrator as damages for wrongful dismissal or which are agreed by the parties as being reasonably allocable to damages for wrongful dismissal in a settlement) (the “Holdback Amount”), and the Purchaser shall deposit the Holdback Amount in an interest bearing escrow account until such time as the subject award or settlement, as the case may be, has been paid and satisfied in full. Upon delivery to the Purchaser of reasonably satisfactory evidence that the matter to which the Arbitration Agreement relates has been settled or determined, the Purchaser shall forthwith release from escrow and pay to the Vendors such Holdback Amount, together with accrued interest thereon.

(c)	The Purchaser shall not negotiate, settle, compromise or pay any amount in connection with the matters to which this section 9.5 relates, except with the prior consent of the Vendors.

(d)	In any legal, administrative or other proceedings in connection with any of the matters to which this section 9.5 relates which the Arbitration Agreement pertains, the following procedures will apply:

	(i)	the Vendors will have the right to assume carriage of the compromise or settlement of the matter and the conduct of any related legal, administrative or other proceedings; and

	(ii)	the Vendors will co-operate with the Purchaser in relation to the matter, will keep it advised with respect thereto.

(e)

The specific indemnities contained in this section 9.5 shall constitute the Purchaser’s exclusive remedies against the Vendors in respect of the matters to which the Arbitration Agreement relates and the matters described in Schedule V attached hereto.

10.	CROSS DEFAULTS

10.1	Termination of Employment Agreements:

(a)

Provided that neither the Purchaser nor MOB is in default of any of their respective obligations to any of the Vendors, then in the event that the Purchaser terminates David’s Employment Agreement pursuant to sections 11(a), 11(c)-(f) and 11(i), David will be deemed to have forfeited his right to receive payment from the Purchaser of his Proportionate Interest in any and all amounts then payable or which may thereafter be determined to be payable by the Purchaser to the Vendors in accordance with the provisions of Article 2 of this Agreement. The provisions of this Section 10.1(a) will not apply in the event that David refuses to perform his duties under his Employment Agreement as a result of a material diminution by the Purchaser of the scope of the duties required to be performed by David as contemplated in his Employment Agreement.

(b)

Provided that neither the Purchaser nor MOB is in default of any of their respective obligations to any of the Vendors, then in the event that the Purchaser terminates Orlee’s Employment Agreement pursuant to sections 10(a)-(d) and 10(g) of Orlee’s Employment, Orlee will be deemed to have forfeited her right to receive payment from the Purchaser of her Proportionate Interest in any and all amounts then payable or which may thereafter be determined to be payable by the Purchaser to the Vendors in accordance with the provisions of Article 2 of this Agreement. The provisions of this Section 10.1(b) will not apply in the event that Orlee refuses to perform her duties under her Employment Agreement as a result of a material diminution by the Purchaser of the scope of the duties required to be performed by Orlee as contemplated in her Employment Agreement.

(c)	The remedies provided in this Article 10 are non-exclusive.

11.	PROVISIONS RELATING TO RESALE OF CLEARLY SHARES

11.1 The Clearly Shares issuable to the Vendors pursuant to Sections 2.2(b) and (c) hereof shall be subject to the contractual restrictions on resale noted in such sections, provided, however, that such contractual resale restrictions shall be removed and the subject shares may be disposed of by the Vendors prior to the dates specified in those sections under the following circumstances:

(a)	in the event that there is a take-over bid in respect of the Purchaser;

(b)

in the event that the Purchaser is in default of its obligations to the Vendors hereunder or its obligations to David or Orlee under the Consulting Agreements and such default is not remedied by the Purchaser within 10 days of receipt of notice of such default from the Vendors; or

(c)

in order to permit the Vendors to organize their respective affairs for tax planning purposes and the Purchaser has provided its prior written consent, which consent shall not be unreasonably withheld or delayed.

12.	GENERAL MATTERS

12.1 Governing Law: This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia. Any dispute arising out of or in connection with this Agreement, will be referred to and finally resolved by, if required, the courts in British Columbia.

12.2 Entire Agreement: Except as may be otherwise expressly agreed between the parties in writing, this Agreement, including any agreements contemplated herein, constitutes the entire agreement between the parties pertaining to the subject matter and there are no oral statements, warranties, representations or other agreements between the parties in connection with the subject matter except as specifically set forth or referred to herein. No amendment, waiver or termination of this Agreement will be binding unless executed in writing by the party or parties to be bound thereby. No waiver of any provision of this Agreement will be deemed or will constitute a waiver of any other provision nor will any such waiver constitute a continuing waiver unless otherwise expressly provided.

12.3 Assignment: The Vendors will not assign their interests in this Agreement without prior written consent of the Purchaser. Prior to payment of the Purchase Price in full, the Purchaser may not assign its interests in this Agreement without any prior written consent of the Vendors.

12.4 Public Notices: Except as required by applicable law, regulatory authority or any listing or trading agreement, no press release or other announcement concerning this transaction will be made by the Vendors or the Purchaser without the prior approval of the other, such approval not to be unreasonably withheld.

12.5 Confidential Information: The Purchaser and the Vendors covenant to hold in strict confidence all information obtained in connection with the transactions which are the subject matter of this Agreement. If the transactions which are the subject matter of this Agreement are not completed, this covenant will continue in full force and effect. All confidentiality obligations of the Purchaser with respect to the Vendors will cease upon Closing. Notwithstanding the Closing, the Vendors covenants to maintain as confidential all confidential information respecting the Purchaser in the Vendors’ possession prior to Closing and all information obtained in connection with the transactions which are the subject matter of this Agreement including all information concerning the Purchaser other than information provided to the Vendors’ personal advisors for the purpose of filing personal tax returns and other similar matters and other than as may be required to be disclosed by law and other than information that becomes generally available to the public other than as a result of a disclosure by the Vendors and/or their representatives.

12.6 Non-Waiver: No investigations made by or on behalf of the Purchaser at any time will have the effect of waiving, diminishing the scope of or otherwise affecting any representations or warranties made herein or pursuant hereto.

12.7 Indemnification in Respect of Brokers or Agents: The Vendors indemnify and save harmless the Purchaser from and against any claim for commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who claims to be so entitled by virtue of a contract or other arrangement with the Vendors in connection with the transaction contemplated herein. The Purchaser indemnifies and saves harmless the Vendors from and against any claim for commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who claims to be so entitled by virtue of a contract or other arrangement with the Purchaser in connection with the transaction contemplated herein.

12.8 Expenses: All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such expense. The Purchaser will not bear any legal, accounting or other costs incurred by the Vendors. The Vendors will not bear any legal, accounting or other costs incurred by the Purchaser.

12.9 Notices: Any notice or other communication required or permitted to be given hereunder will be in writing and delivered or sent by overnight mail, overnight delivery or telefax and, if telefaxed, will be deemed to have been received on the next Business Day following transmittal and acknowledgment of receipt by the recipient’s telefax machine or if delivered by hand will be deemed to have been received at the time it is delivered. Notices addressed to an individual will be validly given if left on the premises indicated below. Notice of change of address will also be governed by this Subsection. Notices will be delivered or addressed as follows:

(a)	If to the Purchaser:

Clearly Canadian Beverage Corporation
West 10th Avenue
Vancouver, B.C. V6K 2J1
Attention: President

(b)	If to the Vendors:

c/o David Reingold
67 Gatcombe Circle
Richmond Hill, Ontario L4C 9P5

and with a copy (which copy shall not constitute notice) to:

Orlee Muroff
46 Park Hill Road
Toronto, Ontario M6C 3N1

and with a copy (which copy will not constitute notice) to:

Aird & Berlis LLP
BCE Place, Suite 1800
181 Bay Street
Toronto, Ontario M5J 2T9
Attention: Dennis Miller

Any party may give written notice of change of address in the same manner, in which event such notice will thereafter be given to it as above provided at such changed address. All notices, waivers and consents herein contemplated from the Vendors to the Purchaser shall be given to the Purchaser by David on behalf of both of the Vendors.

12.10 Time of the Essence: Time will be of the essence of this Agreement.

12.11 Further Assurances: Each of the parties hereto agrees promptly to do, make, execute, deliver or cause to be done, made, executed or delivered at their own expense all such further acts, documents and things as the other party hereto may reasonably require for the purpose of giving effect to this Agreement whether before or after the Closing.

12.12 Severability: If any covenant, obligation or agreement of this Agreement, or the application thereof to any person or circumstance will, to any extent, be invalid or unenforceable, the remainder of this Agreement or the application of such covenant, obligation or agreement to persons or circumstances other than those as to which it is held invalid or unenforceable, will not be affected thereby and each covenant, obligation and agreement of this Agreement will be separately valid and enforceable to the fullest extent permitted by the law.

12.13 Counterparts: This Agreement may be executed in any number of counterparts, each of which when delivered will be deemed to be an original and all of which together will constitute one and the same document. A signed facsimile or telecopied copy of this Agreement will be effectual and valid proof of execution and delivery.

12.14 Independent Legal Advice: The parties each acknowledge having obtained their own independent legal advice with respect to the terms of this agreement prior to its execution. Orlee further acknowledges and confirms that Aird & Berlis LLP has represented David in connection with the transaction of purchase and sale herein contemplated and that Aird & Berlis LLP has not represented her in connection with the transaction of purchase and sale herein contemplated

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IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first hereinabove written.

CLEARLY CANADIAN BEVERAGE
CORPORATION

Per:

I have the authority to bind the Corporation.

SIGNED, SEALED AND DELIVERED	)
in the presence of	)
)
)
)
)
Witness:	)	DAVID REINGOLD

SIGNED, SEALED AND DELIVERED	)
in the presence of	)
)
)
)
)
Witness:	)	ORLEE MUROFF